
September 10, 2013

Via E-mail
Andres V. Gil
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017

> **Re:** **Administradora de Fondos de Pensiones Provida S.A.**
> **Schedule 14D-9 filed September 3, 2013**
> **Schedule 14D-9Cs filed August 16, July 19, May 2, April 30, March 1 and**
> **February 4, 2013 under CIK 0000931588**
> **Schedule 14D-9 filed February 1, 2013 under CIK 0001003381**

Dear Mr. Gil:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a review of the above filings. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. See the filings listed above. Company filings appear to have been filed under two different CIK and file numbers for the same offer. We are unclear as to which is the correct file number for the issuer. Please advise and ensure that all filings appear under the correct number.

Schedule 14D-9 filed September 3, 2013

Item 4. The Solicitation or Recommendation, page 4

2. Rule 14e-2(a) of Regulation 14E requires the issuer that is the subject of a tender offer to provide a statement to its shareholders recommending acceptance or rejection or remaining neutral toward the offer and a statement explaining the reasons for such position. If the issuer is unable to take a position with respect to the offer, it must so state, and must explain why. You state that Chilean law does not "contemplate" that the issuer itself or its board of directors takes a position with respect to the offer. Clarify whether Chilean law prohibits Provida or its board from taking a position on the offer.

3. See our last comment above. Rule 14e-2(a) does require you to express and support one of the enumerated positions with respect to the offer. While you may remain neutral as the target of a tender offer, such position must be explained and supported. If every director individually has determined that the offer is "advantageous" to shareholders and has provided supporting analysis in favor of accepting it, how is this consistent with Provida taking a neutral position with respect to the offer? Please revise or advise.

Closing Information

Please amend the Schedule 14D-9 in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Provida acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. Please direct any questions about these comments or your filings to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions